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                             April 24, 2024

       Lucy Rutishauser
       Chief Financial Officer
       Sinclair Broadcast Group, LLC
       10706 Beaver Dam Road
       Hunt Valley , MD 21030

                                                        Re: Sinclair Broadcast
Group, LLC
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            File No. 000-26076

       Dear Lucy Rutishauser:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2023

       Notes to the Consolidated Financial Statements
       11. Income Taxes, page F-86

   1. We note that in 2022 you increased your valuation allowance by $56 million and then in
                                                        2023 you decreased it
by $212 million. Both the increase and decrease in the valuation allowance were
associated with the federal interest expense carryforwards under IRC
                                                        Section 163(j). With a
view towards expanded disclosure, please tell us specifically what occurred in relation to
the federal interest expense carryforward under IRC Section 163(j)
                                                        between 2022 and 2023
that caused the significant change in the valuation allowance.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361 if
       you have questions regarding comments on the financial statements and related matters.
 Lucy Rutishauser
Sinclair Broadcast Group, LLC
April 24, 2024
Page 2


FirstName LastNameLucy Rutishauser           Sincerely,
Comapany NameSinclair Broadcast Group, LLC
                                             Division of Corporation Finance
April 24, 2024 Page 2                        Office of Technology
FirstName LastName